EXHIBIT 99.2

OPERATING AND FINANCIAL REVIEW

The following discussion of the results of our operations and our financial condition should be read in conjunction with the unaudited condensed consolidated financial statements included as Exhibit 99.1 to this report. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information–D. Risk Factors” set forth in our Form 20-F filed with the SEC on June 15, 2020.

Business Overview

Indonesia Energy Corporation Limited (“IEC” or “we,” “us” and similar terminology) is an oil and gas exploration and production company focused on the Indonesian market. Alongside operational excellence, we believe we have set the highest standards for ethics, safety and corporate social responsibility practices to ensure that we add value to society. Led by a professional management team with extensive oil and gas experience, we seek to bring forth at all times the best of our expertise to ensure the sustainable development of a profitable and integrated energy exploration and production business model.

We currently have rights through contracts with the Indonesian government to one oil and gas producing block (Kruh Block) and one oil and gas exploration block (Citarum Block).

We produce oil through a subsidiary which operates the Kruh Block under an agreement with PT Pertamina (Persero), the Indonesian state owned oil and gas company (“Pertamina”). Our operatorship Kruh Block runs until May 2030 under a Joint Operation Partnership with Pertamina. Kruh Block covers an area of 258 km2 (63,753 acres) and is located onshore 16 miles northwest of Pendopo, Pali, South Sumatra.

Citarum Block is an exploration block covering an area of 3,924.67 km2 (969,807 acres). This block is located onshore in West Java and only 16 miles south of the capital city of Indonesia, Jakarta. Our rights to Citarum Block run until July 2048 under an agreement with Pertamina.

Overview of Results of Operations

IEC’s key financial and operating highlights for the six months ended June 30, 2020 are:

●	Total oil production by IEC for the six months ended June 30, 2020 was 36,608 barrels (or Bbl), a decline of 10,642 Bbl for the same period in 2019, which resulted in lower revenue and cost recovery entitlements for the six months ended June 30, 2020 than for the same period in 2019. This decrease was due to the decrease of the reservoir pressure which comes naturally in the primary production phase for our four existing wells.

●	The Indonesian Crude Price (or ICP) decreased approximately 40% from an average price of $62.70 per Bbl for the six months ended June 30, 2019 to $37.41 per Bbl for the same period in 2020, decreasing our revenues and cost recovery entitlements.

●	Revenues decreased $1.18 million, or approximately 54%, to $1.02 million for the six months ended June 30, 2020 when compared with the same period in 2019. The decrease was due to decline in production and a decrease in ICP.

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●	General and administrative expenses increased by $2.58 million to $3.51 million for the six months ended June 30, 2020 when compared to the same period in 2019. Major expenses for the six months ended June 30, 2020 were $0.78 million in salaries and employee benefits, $1.55 million in amortization of share-based compensation, and $0.72 million in fees and expenses arising from IEC’s first six-month period operating as a U.S. publicly-listed and reporting company.

●	The amount of lease operating expenses decreased by approximately $0.25 million, or approximately 19%, for the six months ended June 30, 2020 when compared to the same period in 2019 primarily as a result of the extensive expenditures that we incurred in previous periods that provided us with the reduced amount on well maintenances, fracturing activities, and other excessive input of operational costs in 2020.

●	Net loss for the period was $3.56 million, an increase of $3.11 million when compared to the same period in 2019 as a result of decrease in revenue and increase in general and administrative expenses.

●	The average production cost per barrel of oil for the six months ended June 30, 2020 was $28.94 compared to $27.79 for same period in 2019. The higher production cost per barrel in 2020 was due to the decrease in production.

●	Kruh block: with respect to IEC’s 258 km2 (63,753 acres) production block Kruh, our new 10 year Joint Operation Partnership (or KSO) contract for Kruh commenced in May 2020 for a period ending in May 2030, and we received government approval on our drilling and seismic program for Kruh.

●	Citarum block: with respect to IEC’s 3,924.67 km2 (969,807 acres) exploration block Citarum, we are currently designing the 2D seismic program, and we plan to start conducting such program during 2021.

Results of Operations

For the six months ended June 30, 2020 and 2019

Revenue

Total revenue for the six months ended June 30, 2020 were $1,021,698 compared to $2,197,833 for the six months ended June 30, 2019, a decrease of $1,176,135 due to decline in production and decrease in ICP.

Lease operating expenses

Lease operating expenses decreased by $253,927, or 19% for the six months ended June 30, 2020 compared to the same period in 2019 mainly because of the extensive expenditures that we incurred in previous periods that provided us with the reduced amount on well maintenances, fracturing activities, and other excessive input of operational costs in 2020. Furthermore, as the productions of the existing wells at Kruh Block have moved into a more stable level, less incidental or unexpected maintenance has been required, which also contributed to the decrease in lease operating expenses.

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Depreciation, depletion and amortization (DD&A)

DD&A decreased by $161,314, or 36% for the six months ended June 30, 2020 compared to the same period in 2019 due to the reduced depletion amount charged to expense from the reduced production for the six months ended June 30, 2020.

General and Administrative Expenses

General and administrative expenses increased by $2,575,574 to $3,512,887 for the six months ended June 30, 2020 when compared to the same period in 2019 due to (i) amortization for the share-based compensation; (ii) an increase in salaries and employee benefits; and (iii) fees incurred for professional parties and fees and expenses associated with IEC’s status as a U.S. listed public company.

Exchange gain

We had exchange gain of $99,441 for the six months ended June 30, 2020, an increase of $32,405 when compared to exchange gain of $67,036 for the same period ended in 2019.

Other income (expense)

We had other income of $175,639 for the six months ended June 30, 2020 as compared with other expense of $21,469 for the same period in 2019, due to the income from the write off of long-aged payable.

Net Loss

We had net loss for the six months ended June 30, 2020 in the amount of $3,563,138 compared to net loss of $456,183 for the same periods in 2019, which was due to the combination of the above factors discussed, notably a decrease in revenue and increase in expenses.

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Liquidity and Capital Resources

We generated a net loss of $3,563,138 and net cash used in operating activities of $3,044,129 for the six months ended June 30, 2020. In addition, we have an accumulated deficit of $24,346,222 and working capital of $9,841,325 as of June 30, 2020. Our operating results for future periods are subject to numerous uncertainties and it is uncertain if we will be able to reduce or eliminate our net losses and achieve profitability for the foreseeable future. If we are unable to increase revenue or manage operating expenses in line with revenue forecasts, we may not be able to achieve profitability.

Our principal sources of liquidity include cash generated from operating activities, proceeds from our initial public offering which was completed on December 19, 2019 (the “IPO”), as well as short-term and long-term borrowings from third parties or related parties. On July 19, 2016, we entered into a loan agreement with Thalesco Eurotronics Pte Ltd. (a third party) and obtained a loan facility in the amount of $2,000,000 with original maturity date on July 30, 2017, renewed until July 30, 2020 to finance the drilling of one well in Kruh Block. On June 3, 2019, the loan was further extended until May 22, 2023. The loan bears an interest rate of 1.5% per annum. We also obtained a credit facility in the form of an overdraft loan with a principal amount not exceeding $1,900,000, an automatically renewable term of 1 year first due on November 14, 2017, and floating interest rate spread of 1% per annum above the interest rate earned by the collateral account in which we deposited a balance of $2 million for the purpose of pledging this loan (the “Original Agreement”). The unpaid borrowings were extended and due on November 14, 2020. On March 2, 2020, the Company entered an agreement with PT Bank UOB Indonesia on reduction of credit facility by $900,000 to $1,000,000 and the required deposits in the collateral account for pledging this loan was reduced to $1,000,000. All other terms remained the same as the Original Agreement.

On December 23, 2019, we consummated our IPO of 1,363,637 shares of our ordinary shares at a public offering price of $11.00 per ordinary share for gross proceeds of $15,000,007 before underwriting discounts, commissions and expenses.

As of the date of the issuance of this report, we had approximately $6.48 million of cash and cash equivalents, which are unrestricted as to withdrawal or use and are placed with financial institutions. In addition, we believe we will have continued access to financial support from our significant shareholders in fulfilling our capital requirements. We also note that other sources of financing alternatives are at our disposal, such as a commercial lending that has been available to us in the past in the amount of $1 million. We expect to fund any shortfall in cash requirements through bank debt with banks in Indonesia with which we have pre-existing relationships. We will focus on improving operational efficiency and cost reductions, developing our core cash-generating business and enhancing efficiency. We intend to meet our cash requirements for the 12 months following the date of the issuance of this report through operations and financial support from third parties and related parties, if needed.

We believe that our current cash and cash equivalents and anticipated cash flows from operating and financing activities will be sufficient to meet our anticipated working capital requirements and commitments for the 12 months following the date of the issuance of this report. We believe that we will have continued support from Maderic, our majority shareholder, in fulfilling our capital requirements. We also believe that we will have access to other sources of financing, such as commercial lending that has been available to us in the past in the amount of $1 million.

We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

In light of the COVID-19 pandemic and the recent volatility in oil prices, we have added flexibility with respect to our planned capital expenditures by limiting our contractual exposure and commitments to the drilling of only two new wells at a time throughout our Kruh block drilling program. In order to reduce liquidity risks and risks related to our ability to continue as a going concern in the event that oil prices remain depressed for the foreseeable future.

Contractual Obligations

The following table summarizes future commitments amounts on an undiscounted basis as of June 30, 2020 for all the planned expenditures to be carried out in Kruh and Citarum:

		Future commitments
	Nature of commitments	Remaining of 2020	2021	2022 and beyond
Citarum Block PSC
G&G studies	(b)	$40,379	$137,500	$-
2D seismic	(b)	-	3,300,000	-
Total commitments -Citarum PSC		$40,379	$3,437,500	$-
Kruh Block KSO				-
Operating lease commitments	(a)	$364,297	$13,391	$-
G&G studies	(b)	150,000	300,000	-
Sand fracturing	(b)	200,000	-	-
2D seismic	(b)	-	1,250,000	-
3D seismic	(b)	-	1,250,000	-
Drilling	(b)	-	2,400,000	-
Re-opening (2 wells)	(b)	-	50,000	-
Total commitments -Kruh KSO		$714,297	$5,263,391	$-
Total Commitments		$754,676	$8,700,891	$-

Nature of commitments:

(a)	Operating lease commitments are contracts that allow for the use of an asset but does not convey rights of ownership of the asset. An operating lease represents an off-balance sheet financing of assets, where a leased asset and associated liabilities of future rent payments are not included on the balance sheet of a company. An operating lease represents a rental agreement for an asset from a lessor under the terms. Most of the operating leases are related with the equipment and machinery used in oil production. Rental expenses under operating leases for the six months ended June 30, 2020 and 2019 were $547,617 and $635,224, respectively.

(b)	Firm capital commitments represent legally binding obligations with respect to the KSO of Kruh Block, or the PSC of the Citarum Block in which the contract specifies the minimum exploration or development work to be performed by the Company within the first three years of the contract. In certain cases where the Company executes contracts requiring commitments to a work scope, those commitments have been included to the extent that the amounts and timing of payments can be reliably estimated.

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